Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services

Deutsche Bank

02055247

October 3, 2002

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Pau
Vice
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Re: St. George Limited - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by St. George Bank Ltd. are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to St. George Bank Ltd. The SEC file number relating to such exemption is 82 - 3809.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

P. Martin

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2002
WASH. D.C.
155

Attachments:

- News Release - New Tier Capital Oversubscription
- News Release- Target Sustainable Double Digit EPS
- News Release-Financial Impact of Even Better Bank Imporvement Program
- Sept. 2002 Strategy Update

dlw 10/8

news release

25 September 2002
RE060902

St. George Announces Financial Impacts of Even Better Bank Improvement Program

For the last four months St. George has undertaken the Even Better Bank (EBB) program to facilitate the implementation of its strategic agenda. Managing Director Gail Kelly will be presenting a strategic update at 11am today. This presentation, which can be accessed as a webcast at that time on **www.stgeorge.com.au**, will provide confirmation of financial targets, a progress report on recent achievements and articulation of first phase strategic priorities.

The presentation will also outline productivity benefits identified through EBB, identify some significant items to be included in the 2002 annual results and provide an update on the financial outlook for the year ending 30 September 2002. These matters are summarised below.

Productivity Benefits

Business productivity benefits of $60m before tax are expected to be generated by the EBB program in 2003. This is expected to restrict expense growth in 2003 to a low single digit percentage after some required reinvestment to fund growth initiatives. Productivity benefits are expected to grow to $80m in 2004.

Significant Items

Significant items totalling $90m pre tax ($63m after tax) will be reported for the year ending 30 September 2002 as a result of the EBB program. This is made up of a restructuring charge of $30m and a deferred expenditure write-down of $60m.

The restructuring charge is being taken to cover the cost of redundancies, outplacement services and property scrappings.

The deferred expenditure charge of $60m has resulted from a detailed review of both completed projects and projects under development. All items in excess of $100,000 have been examined, and value has been assessed in the light of changed strategies and priorities. As part of this process St.George has adopted a refinement of accounting policies and a reduction in the level of project activity. A new Investment Review Committee is overseeing the approval and progress of projects and capital expenditure.

The $60m write-down falls into three categories:

1. $31m due to a reduction in expected future benefits. This includes some specific elements of the St.George/Advance integration projects, some of the work done on front end lending platforms and some projects cancelled as a direct result of EBB.
2. $19m resulting from the refinement of the capitalisation policy which now involves expensing all developments below $200,000 and all project support costs.
3. $10m due to some developments having superseded functionality and adjustments to useful life estimates.

The write-down announced today will reduce the current balance of deferred expenditure by 25% to a new level of $184m. This balance includes components for St.George/Advance integration, Best Bank, SEALCORP and a number of other projects. It is likely to decrease in 2003.

Financial Outlook for 2002

The Group's financial outlook for 2002 remains on track in terms of the guidance provided in May at the announcement of the interim results. Second half profit before significant items is expected to be similar to the level reported for the first half. This means that the final dividend to be paid in December is expected to exceed the interim dividend of 38 cents paid in July.

Capital ratios for 30 September 2002 will be maintained by continued operation of the Dividend Reinvestment Plan, the recent $750m securitisation & the recent $100m subordinated debt raising.

Media – Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

news

release

20 September 2002
RE050902

ST.GEORGE'S NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

St.George Bank Limited announces today the pricing of a new A$100 million Subordinated Note Issue which was launched yesterday. Significantly, the Notes were oversubscribed following strong demand from institutional investors.

The Notes have a ten year tenor, maturing on 25 September, 2012. They have a call option exercisable by St.George in September 2007 under certain conditions, including the prior consent of the Australian Prudential Regulation Authority (APRA).

The issue comprises a $40 million floating rate tranche and a $60 million fixed rate tranche. The floating rate tranche was priced at a margin of 73 basis points over quarterly BBSW. The fixed rate tranche was priced at a yield of 6.21%, equivalent to a margin of 73 basis points over the 5 year swap.

The Lead Manager for the transaction is Macquarie Bank. Settlement will occur on 25 September, 2002.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. The Notes have been issued under the St.George Issuance Programme. They are expected to be rated A- by Standard & Poors, A3 by Moody's and A by Fitch.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets
Telephone: (02) 9320 5510
Mobile: 0412 251 194

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	484
Pages(Includes this page):	3
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Date Sent:	25 September 2002

Please find news release attached titled **"St.George To Target Sustainable Double Digit Earnings Per Share (EPS) Growth".**

The Bank's Strategic Update presentation slides will be sent to ASX immediately following this announcement. The Managing Director's presentation will itself be webcast at 11.00 am on the St.George Bank website at www.stgeorge.com.au

Yours sincerely,

Michael Bowan
General Counsel and Secretary

news release

st.george

25 September 2002
RE060902

St.George To Target Sustainable Double Digit Earnings Per Share (EPS) Growth

St.George Bank Managing Director and Chief Executive Officer, Mrs Gail Kelly, today outlined the first phase outcomes of the recent Even Better Bank (EBB) program.

The program identified key priorities for the Group: New Business Model and Integrated Sales & Service; Wealth Management; Home Loans; Middle Market; and Brand and Customer Service.

St.George has also announced a restructuring charge attributable to the one-time expenses incurred in generating productivity improvements of $60 million pre-tax in 2003 (rising to $80m in 2004) together with a one-time deferred expenditure write-down consistent with its new approach to project management.

As part of the review, St.George has restructured its business around its distinct customer segments to enhance customer service and cross-sell opportunities. A fully integrated sales and service system is also being developed and will reflect the shift from product-based silos to the new customer led model. Implementation will be supported with training and coaching to build sales and service competencies. It will also include appropriate measures and rewards.

Wealth management has also been identified as a priority. Currently, less than 2% of St.George customers utilise the Group's wealth products compared to 6% for some of its competitors. Amongst the Group's Gold customers less than 5% hold its wealth products. A number of actions are underway including improving data mining capabilities, a focus on leads-management and lifting the productivity and skills of the internal sales channels.

SEALCORP, which has an established track record and affinity with the adviser network that is unique amongst the major banks, will be leveraged both within the existing St.George customer base and externally.

The management, retention and growth of the home loans book is a key priority. In recent years the Group has experienced a decline in its home loan market share in the "owner / occupied" segment. It is intended to arrest this decline (2003) and reverse it (2004 and 2005). The focus will be on retention, lender productivity, sales management and broadening the appeal to the broker channel. New mobile lenders will also be introduced into Queensland and Victoria where the Group is currently underweight.

In the area of Middle Market, the priority will be on enhancing capability around specific industry segments, refining the relationship model to increase business development resources and selectively expanding the geographic footprint. St.George currently enjoys a very noticeable customer satisfaction advantage over the major banks.

St.George has commenced a Brand review that will be completed by December 2002. The focus of the Group will be to build on the current strong Brand attributes of community orientation and customer service. The Group is committed to maintaining its current positive service differential over the majors.

As a result of the recent review, savings of $60 million pre-tax in 2003, increasing to $80 million in 2004 and subsequent years will be achieved. This is expected to restrict percentage expense growth in 2003 to low single digits after appropriate reinvestment to fund growth initiatives.

Cost savings include reductions in middle management, rationalisation of IT expenditure, improved procurement practices and a range of other initiatives.

Overall there will be 390 positions made redundant across the Group, of which a significant percentage have already occurred. No customer-facing staff are affected. Over 2003 and 2004 additional staff will be employed to support the customer led growth initiatives.

Significant Items

Significant items totalling $90m pre-tax ($63m after tax) will be reported for the year ending 30 September 2002 as a result of the EBB program. This is made up of a restructuring charge of $30m and a deferred expenditure write-down of $60m.

The restructuring charge is being taken to cover the cost of redundancies, outplacement services and property scrappings.

The deferred expenditure charge of $60m has resulted from a detailed review of both completed projects and projects under development. All items in excess of $100,000 have been examined, and value has been assessed in the light of changed strategies and priorities. As part of this process St.George has adopted a refinement of accounting policies and a reduction in the level of project activity. A new Investment Review Committee is overseeing the approval and progress of projects and capital expenditure.

The $60m write-down falls into three categories:

1. $31m due to a reduction in expected future benefits. This includes some specific elements of the St.George/Advance integration projects, some of the work done on front end lending platforms and some projects cancelled as a direct result of EBB.
2. $19m resulting from the refinement of the capitalisation policy which now involves expensing all developments below $200,000 and all project support costs.
3. $10m due to some developments having superseded functionality and adjustments to useful life estimates.

The write-down announced today will reduce the current balance of deferred expenditure by 25% to a new level of $184m. This balance includes components for St.George/Advance integration, Best Bank, SEALCORP and a number of other projects. It is likely to decrease in 2003.

Financial Outlook for 2002

The Group's financial outlook for 2002 remains on track in terms of the guidance provided in May at the announcement of the interim results. Second half profit before significant items is expected to be similar to the level reported for the first half. This means that the final dividend to be paid in December is expected to exceed the interim dividend of 38 cents paid in July.

Capital ratios for 30 September 2002 will be maintained by continued operation of the Dividend Reinvestment Plan, the recent $750m securitisation & the recent $100m subordinated debt raising.

"I am pleased with the work to date. The strategy that we are implementing is organic, customer led and building for the long-term. The work done on the EBB program gives us confidence that we will be able to achieve sustainable high quality momentum in our earnings over the foreseeable future" Mrs Kelly said.

Media – Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

Strategy Update

September 2002



Gail Kelly
Managing Director

TODAY'S PRESENTATION WILL COVER

- Overview
- Targets
- Progress and Team
- 1st phase priorities
- Significant Items
- Going forward

AN EXCELLENT STRATEGIC FOUNDATION

- Best Bank : robust platform for future initiatives
- Outstanding credit quality
- Service and reputation : a differentiator
- Building for the long term
- Committed and engaged staff
- Strong capabilities
- Considerable opportunities for growth

* Interim results May 2002

DELIVERING A STRATEGY THAT IS

- Organic
- Building for the long term
- Customer led
- Prioritised
- Low risk
- Already underway

TARGETS- 2003 AND BEYOND

EPS Growth 2003	10%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

FINANCIAL OUTLOOK FOR 2002 UNCHANGED

Guidance	Current Status
First half profitability* to be maintained	On track ✓
Final dividend to exceed interim dividend	On track ✓

* Before significant items

PROGRESS SINCE MAY 2002

- 1st phase 'Even Better Bank' completed on schedule
  - 8 original revenue work streams extended to 11
  - 76 productivity initiatives
- WealthPoint focused and integrated into SEALCORP
- Project spend significantly reduced
- New project policies established
- IT Benchmark review complete with specific action plans
- Non core activities / investments either exited or placed under tight management

NEW TEAM IN PLACE


Gail Kelly
Managing Director
Greg Bartlett
Institutional &
Business Banking
Paul Fegan
Wealth
Management
Andrew Thorburn
Personal
Customers
Rob Chapman
BankSA
John Loebenstein
Information
Technology
Steve McKerihan
Finance & Risk
Management
Peter Clare
Strategy
Brett Wright
Human
Resources

2002 appointments

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

Drives 1st phase priorities

STRATEGIC FRAMEWORK DRIVES 1ST PHASE PRIORITIES

- New Business Model and Integrated Sales and Service
- Wealth Management
- Home Loans
- Middle Market
- Brand and Customer Service
- Productivity Management

MAKING THE CUSTOMER THE CENTRE OF ALL WE DO - NEW BUSINESS MODEL

New Business Model

From product driven business model



Savings & transactions
Wealth management
Credit cards
Home loans
Product
Operations & processing
Marketing
Sales & service
Transaction accounts
Wealth management
Credit card
Home loan customer

To integrated customer driven business model



Segment management & marketing
Banking / wealth products
Integrated operations & processing
Integrated sales & service
Customers

NEW BUSINESS MODEL – KEY CHANGES

- New personal and business customer segments established
- Integrated sales and service platform aligned to chosen segment needs
- Integrated operations and processing environment
- Single centres of excellence for product management across Group
- Flatter organisation –5 levels between MD and customer
- Segment financials augmenting strong product frameworks
- Aligned MIS, KPIs, to encourage co-operation and avoid duplication

OUTCOME: CUSTOMERS SUPPORTED IN THEIR NEEDS

PERSONAL CUSTOMERS SEGMENTATION


> $200k Deposits
> $300k Loans
> $100k Wealth products
Private Bank
Gold
3%
> $50k Deposits
> $90k Home Loans
> $20k Wealth products
Priority
10%
Foundation
87%

- Segmenting according to customer needs, from complex to simple
- Differentiated value proposition aligned to segments
- Business organised to attract and retain valuable customers
- Identifying high potential customers for cross-sell / up-sell
- Leveraging data warehouse

New Business Model

BUSINESS CUSTOMERS SEGMENTATION


$1m+ loans
<$1m loans
<$250k loans
Corporate & Key Accounts*
Business Customers
Enterprise Customers

- New segment defined as $250k to $1m balances
- Relationship banking extended
- Business bankers co-located in selected retail branches
- Centres of excellence for product development and industry segments
- Incentives and rewards aligned with new sales and customer management approach

New Business Model

* Key Account Relationship Management customers account for 10% of this segment

EMPOWERING OUR FRONT LINE STAFF - INTEGRATED SALES AND SERVICE


Regional leader
Retail OTC sales and service
Retail lending
Small business lending & sales

- Regional leader with integrated sales and service team in each catchment area
- Sales managers overseeing sales teams
- 'Whole of wealth' view of opportunity
- Measures, rewards, and incentives aligned to desired customer outcomes
- Enhancement of local accountabilities and authorities

NEW ROLES FOR A LEANER CORPORATE CENTRE

- New disciplines around project management, funding and review
- More vigorous approach to cost management
- Co-ordination of like activities across Group
- Group credit - an enabler of business
  - working in partnership
- Fully integrated strategic planning

NEW BUSINESS MODEL - PROGRESS TO DATE

- New business structures in place
- Gold segment and insurance units migrate to wealth management
- 80% of GM level executives appointed
- Middle management changes underway
- Action plans in place to
  - Address key segment opportunities
  - Consolidate back office and call centre platform
  - Implement new integrated sales and service model

WEALTH MANAGEMENT - NEW TEAM IN PLACE


Paul Fegan
Wealth
Management
SEALCORP
Ian Knox
Product
Management
Customer
Wealth
Strategy &
Investments
Human
Resources
Finance
& Risk
Projects
& Change
Management

- ASGARD
- E-wrap
- Corporate Super
- Dealer services
- Individually managed accounts

- Margin Lending
- Advance AM
- Insurance

- Private Bank
- Gold
- Financial Advisors

WEALTH MANAGEMENT

Immediate areas of focus

- Gold customers
- SEALCORP full potential
- Wealth cross-sell into high potential personal and business customers

GOLD SEGMENT

Identifying growth opportunities


Private Bank
Gold
Proactive Data Mining and Selling
High potential Priority
High potential Foundation

The Gold business model

Dedicated resources:

- Private Bank Relationship Managers
- Gold segment team
- Data Mining Team
- Call Centre Team

Leverage group resources:

- Branch network Integrated Sales and Service
  - Lenders
  - Financial Planners & IFAs
  - In-branch Gold champion

MANAGING OUR MOST VALUABLE 'GOLD' CUSTOMERS

A good start.....

MEASURES	CURRENT STATUS
Number of Customers	60,495
Products per Customer	2.5
Retention	Customer attrition rates halved since March 00
Customer Satisfaction	73% (63% prior to Gold roll-out)
Customers holding our wealth products	<5%

To do 'Even Better'......

- Leverage off Group's new integrated sales and service approach
- Build data mining capabilities
- c.30k high value customers to be added

DRIVING SEALCORP TO FULL POTENTIAL

Integrated and comprehensive proposition


Portal
Adviser Net
Product Offerings
WRAP
Master Trust
Individually managed accounts
Service Offerings
Complete Dealer to Dealer Support Services
White Label Services
Compliance, Para Planning and Technical Support
Research & Ratings

- Existing infrastructure supporting internal and external distribution
- ASGARD re-positioned
- Strong sales growth
- Fixed expenses reduced
- Adviser satisfaction consistently high

SIGNIFICANT WEALTH CROSS SELL OPPORTUNITY

Wealth cross sell lags competitors....

Customers that hold our wealth products


%
10%
8%
6%
4%
2%
0%
Competitor Benchmark
SGB

....but our customer base is similar.....

Customer base by total balances*


%
100
80
60
40
20
0
>$250K
$100-250k
$10-100k
Average of the majors
SGB

....and research indicates our customers are willing to buy wealth from us.

* Total balances include savings, investments and outstanding loans

SOURCE: EBB & Bain analysis (May 2002)

ACHIEVING WEALTH CROSS SELL


Fix the leads supply
Improved data mining
Wealth Cross Sell Uplift
Lift internal wealth sales product-ivity
Direct leads to new channels (Direct, IFAs)

HOME LOANS MARKET – KEY PRIORITY

St.George owner-occupied balances



$bn
%
25.0
24.5
24.0
23.5
23.0
22.5
22.0
21.5
11.0
10.0
9.0
8.0
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Balances
Market Share

Targets

- Arrest decline in 2003
- Reverse the trend in 2004

Action plans to address...

- Retention
- Lender productivity
- Sales management
- Broker channel

HOME LOAN RETENTION- CLOSING THE LOOP

Price is not primary reason for defection


100%
80%
60%
40%
20%
0%
Price
Product
Service and Advice
Consolidation
Other
Primary Reason for defection

- Streamline processes for existing customers
- Proactively identify at-risk customers
- Dedicated retention unit in call centre
- Product changes to encourage stickiness of customers
- Build in accountability for growth at regional leader level

Home Loans

SOURCE: EBB & Bain analysis (May 2002)

DRIVING SALES MANAGEMENT

Number of loans written per lender per month



Best 25%
Lowest 25%
Average
30
25
20
15
10
5
0
18.2
13.8
Branch Lenders
Mobile Lenders

- Opportunity to lift the performance of the bottom quartile
- Increase leads (quantity/quality) to branch and mobile lenders
- Improve sales skills training
- Improve performance and sales management
- Introduce new mobile lenders, Queensland and Victoria

SOURCE: EBB & Bain analysis (May 2002)

BROADENING OUR APPEAL TO THE BROKER CHANNEL

30% of individual brokers generate c.80% of broker sales


%
100
90
80
70
60
50
40
30
20
10
0
Next 400
Other
Individual brokers
Loans settled

- Implement differentiated broker service model
- Explore non-core market relationships
- Simplify credit processes
- Improve product offering
- Automate loan application processing

SOURCE: EBB & Bain analysis (May 2002)

RETAINING FOCUS ON HOME EQUITY LOANS

Residential Loans Mix

9%

As at Sep '98

27%

As at Aug '02

Home Equity Loans

- Flagship product
- Superior profitability characteristics
  - Size of loan
  - Fees and margin
  - Life of loan
  - Relationship focused
- 5 star rated product

ACTIVELY MANAGING RISKS TO THE HOME LOAN MARKET

Market Risk	Our Response
Softening housing market	Increase focus on retention New approach to sales management
Margin pressure	Continued management focus Product mix
Credit Quality	Track record Prudent policies
Increasing levels of competition	Broker relationship management St.George brand

MIDDLE MARKET- LEVERAGING THE OPPORTUNITY


Satisfaction with Relationship Manager*
%
70
68
66
64
62
60
58
56
54
60
69
Average Of Majors
SGB
Willingness to recommend*
%
85
80
75
70
65
60
71
84
Average of Majors
SGB
Expected churn**
%
20
15
10
5
0
16
0
Average of Majors
SGB

SOURCE: *St.George/Jones Donald Customer Satisfaction Survey Sept 2001
**East & Partners Australian Mid-Corporate Transaction Banking Markets – Feb 2002

MAINTAINING MOMENTUM



Cross-Sell Ratio
5.5
5.4
5.3
5.2
5.1
5.0
4.9
4.8
4.7
4.6
4.9
5.4
Mar-02
Sep-02
KEY ACCOUNT RELATIONSHIP CUSTOMERS

Staying focused on key performance indicators

- Number of customers
- Products per customer
- Profit per customer
- Customer satisfaction

Middle Market

BUILDING ON SUCCESS

Enhancing the model


$1m+
Loans
<$1m
Loans
$250k
Loans
Corporate
& Key
Accounts
New
Segment
Business
Customers
Enterprise

Action Plan

- Formalise expertise around 5 key industries
- Refine relationship management model to increase business development resources
- Develop centres of excellence for product development
- Expand geographical footprint
- Establish new banking centres
- Align credit policies and processes
- Raising brand awareness

BRAND REVIEW UNDERWAY

BUILD ON OUR STRONG BASE

- Friendly and helpful
- Community oriented
- Service focused

STRETCH AND STRENGTHEN

- Wealth management expertise
- Geared to business
- Dynamic and imaginative

Customer service passion and real actions

MAINTAINING OUR CUSTOMER SATISFACTION ADVANTAGE

Customer Satisfaction Ratings


%
75
70
65
60
55
50
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
St.George
Average of the 'Big 4'

Goal: To maintain our differential

Source: Roy Morgan Research, June 2002

Base: Respondents with transaction accounts at institution (aged 14+)

BUSINESS PRODUCTIVITY PROFITABILITY IMPACT

FY2003 and FY2004 Benefits



$M
90
80
70
60
50
40
30
20
10
0
12
18
12
12
6
60
80
IT Support
Middle Management
Group Activities
Project/Budget
Early Implementation
Total 03
Total 04
FY2003 Impact
FY 2004 Impact

Productivity benefits providing opportunity for reinvestment

OPTIMISING THE STAFFING EQUATION

FTE Reductions – No impact on customer facing staff

Information Technology	160	Complete
Middle Management	150	Well underway
WealthPoint	80	Complete
TOTAL	390	

- Savings from IT reductions will be in the form of lower deferred expenditure amortisation
- Over time, some additional staff will be added in customer facing areas to support growth initiatives

INFORMATION TECHNOLOGY A GOOD REPORT CARD

Areas of Strength

- Mainframe
- Desk-top platform
- Voice & Data Network
- Help Desk Operations

Areas of Opportunity

- Application Development lifecycle
- Rationalisation of Application Platforms
- Leverage existing system capability & capacity
- Desk-top & Printer fleet management
- Effective 'charge-out' regime

2002 BOTTOM LINE IMPACTED BY SIGNIFICANT ITEMS

	$m	$m
EVEN BETTER BANK RESTRUCTURING CHARGE		
Redundancies	28	
Other restructure costs	2	30
DEFERRED EXPENDITURE WRITEDOWN		
Reduction in expected future benefits	31	
Refinement of capitalisation policy	19	
Other writedowns	10	60
TOTAL SIGNIFICANT ITEMS		90
Tax Benefit		27
SIGNIFICANT ITEMS AFTER TAX		63

Significant Items

DEFERRED EXPENDITURE WRITE DOWN

	$m
Deferred expenditure on balance sheet	244
LESS: Write down	60
Net Amount on Balance Sheet	184

DEFERRED EXPENDITURE WRITE DOWN

- EBB provided opportunity to review all project developments being carried on the balance sheet
- Review reflects changed strategies, priorities and alterations to business conditions
- Accounting policies changed to cease deferral of project support costs and any individual developments below $200,000 spend
- Deferral of compliance projects ceased 31 March 02
- New systems and processes established around project management

Significant Items

COMPONENTS OF DEFERRED EXPENDITURE WRITEDOWN

	$m	$m
REDUCTION IN EXPECTED FUTURE BENEFITS		
Elements of St.George/Advance Integration	12	
Elements of lending front end development	16	
Projects cancelled as a result of EBB process	3	31
REFINEMENT OF CAPITALISATION POLICY		
Increasing threshold to $200k per project	13	
Project support costs	6	19
OTHER WRITEDOWNS		
Developments where functionality superseded	6	
Adjustments to completed projects	4	10
		60

DEFERRED EXPENDITURE REMAINING ON BALANCE SHEET

	$m
St.George/Advance Integration	34
Best Bank	54
SEALCORP	23
Lending front end	16
Other completed projects	27
Other projects still in development	30
	184

CAPITAL MANAGEMENT

- Capital ratios will be maintained by:
  - Continued operation of DRP
  - Recent $750m securitisation
  - Recent $100m subordinated debt raising
- Significant items will not prevent increase in final dividend

Significant Items

TEAM AGENDA

Maintain momentum in core businesses

Execute 1st phase priorities

Re-engineer core business processes

Re-engineer back office processes

Wealth management full potential strategy

Augment growth

SUMMARY

- Disciplined, robust plans
- Skilled, committed people
- Focused on customer needs and satisfaction
- Providing confidence for sustainable and high quality earnings momentum

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan

Manager, Investor Relations

Ph: 00 61 2 9236 3618

Mb: 0412 139 711

Email: osullivans@stgeorge.com.au

st.george